FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2005

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

Marunouchi Building

4-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-6330

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Announcement on Stock Options (Stock Acquisition Rights), which was filed with the Tokyo Stock Exchange on May 19, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: May 19, 2005	By:	/S/ NAOYUKI NOTSU
	Name:	Naoyuki Notsu
	Title:	Corporate Officer and Division President, Administration Division

FOR IMMEDIATE RELEASE

May 19, 2005

KONAMI CORPORATION

2-4-1 Marunouchi, Chiyoda-ku, Tokyo, Japan

Kagemasa Kozuki

Representative Director and CEO

Stock code number: 9766 at TSE1

Contact: Naoyuki Notsu

Corporate Officer and Division President, Administration Division

Tel: +81-3-5220-0573

Announcement of Konami Corporation

on Stock Options (Stock Acquisition Rights)

KONAMI CORPORATION (“Konami”) announced today that, pursuant to a resolution adopted at Konami’s Board of Directors’ meeting held on May 19, 2005, Konami will include the additional plan mentioned below in its proposal to be submitted to the 33rd Annual General Meeting of Shareholders to be held on June 23, 2005 to issue stock acquisition rights as stock options (the “Stock Acquisition Right(s)”), as resolved at Konami’s Board of Directors’ meeting held on May 10, 2005, pursuant to Articles 280-20 and 280-21 of the Japanese Commercial Code.

1.	Reason for Issuing Stock Acquisition Rights upon Especially Favorable Terms

In order to maintain appropriate incentives for excellent personnel to maximize its corporate value, Konami is granting Stock Acquisition Rights to directors and employees of Konami, its subsidiaries and its affiliated companies as described below.

2.	Summary of the Issuance of Stock Acquisition Rights pursuant to Plan I

(1)	Persons to whom Stock Acquisition Rights shall be allocated:

Directors and employees of Konami, its subsidiaries and its affiliated companies

(2)	Type and Number of Shares to be issued under Stock Acquisition Rights:

Up to 1,150,00 shares of common stock of Konami

In the event of adjustment of the allotted number of shares in accordance with item (3) below, the number of shares to be issued under the Stock Acquisition Rights above shall also be adjusted accordingly.

(3)	Number of Stock Acquisition Rights to be Issued: Up to 11,500

The number of shares to be issued upon exercise of each Stock Acquisition Right shall be 100; provided, that when Konami splits or consolidates its shares of common stock, the number of shares to be issued upon exercise of each Stock Acquisition Right shall be adjusted according to the following formula:

Number of shares after adjustment	=	Number of shares before adjustment	x	Ratio of split or consolidation

In addition, the number of shares to be issued upon exercise of each Stock Acquisition Right shall be appropriately adjusted to the necessary and reasonable extent in the event of a merger, company split or capital reduction of Konami and in any other similar case where an adjustment of the number of shares to be issued upon exercise of each Stock Acquisition Right shall be required. Any fraction less than one (1) share resulting from this adjustment shall be disregarded.

(4)	Issue Price of Stock Acquisition Rights: None

(5)	Amount to be Paid upon Exercise of Stock Acquisition Rights:

The amount to be paid upon exercise of Stock Acquisition Rights shall be the amount of the acquisition price per share (the “Exercise Price”) multiplied by the allotted number of shares. The Exercise Price shall be equal to 1.20 times the daily average closing price (excluding trading days on which no transactions occur) in the month prior to the issue date (the “Issue date”) of the Stock Acquisition Right(s) of the common stock of Konami in a normal transaction on the Tokyo Stock Exchange. Any fraction less than one (1) yen shall be rounded up to the nearest yen. If the amount is less than that of the closing price on the Issue Date (if there are no transactions on that date, the last closing price on the prior trading day shall be applicable), the closing price shall be the Exercise Price.

In the event of split or consolidation Konami’s shares of common stock, the Exercise Price shall be adjusted according to the following formula, and any fraction less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before adjustment	x	1
Ratio of split or consolidation

In the event of issuance of new shares of common stock or disposition of treasury stock at a price less than the market price thereof (excluding issuance or disposition as a result of exercise of Stock Acquisition Rights), the Exercise Price shall be adjusted in accordance with the following formula and any fraction less than one (1) yen resulting from such adjustment shall be rounded up to the nearest yen:

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Previously Issued Shares	+	Number of Newly Issued Shares	x	Paid-in Value Per Share
Market Price
				Number of previously issued Shares	+		Number of Newly Issued Shares

In the formula above, the Number of Previously Issued Shares shall mean the number of shares of common stock issued and outstanding less the number of treasury stock held by Konami. In the event of disposition of treasury stock held by Konami, the Number of Newly Issued Shares shall be read as the Number of the Shares to be Disposed.

Furthermore, in the event of a merger, company split or capital reduction of Konami and in any other similar case where the adjustment of the Exercise Price shall be required, the Exercise Price shall be adjusted appropriately to the necessary and reasonable extent.

(6)	Exercise Period of Stock Acquisition Rights:

From July 1, 2007 to June 30, 2009. The Period will be decided by the Board of Directors.

(7)	Conditions for Exercise of Stock Acquisition Rights:

(i)	Each Stock Acquisition Right may not be partly exercised; and

(ii)	Other conditions for exercise of Stock Acquisition Rights shall be determined by resolution of the board of directors of Konami.

(8)	Events and Conditions for Cancellation of Stock Acquisition Rights:

Konami may, at any time, cancel the Stock Acquisition Rights without any compensation when Konami has acquired and holds the unexercised Stock Acquisition Rights.

(9)	Restrictions on Assignment of Stock Acquisition Rights:

Approval of the board of directors of Konami shall be required for assignment of the Stock Acquisition Rights.

*	The statements above shall be subject to shareholder approval of the resolution at the 33rd Annual General Meeting of Shareholders to be held on June 23, 2005.

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